Exhibit 99.2

Explanation to the Agenda EXPLANATION TO THE AGENDA Explanation to the agenda for the annual general meeting of shareholders of AerCap Holdings N.V., a public limited liability company (naamloze vennootschap) incorporated in the Netherlands with its corporate seat in Amsterdam and Dutch trade register number 34251954 (the "Company") to be held on Wednesday April 15 , 2026 at 10:30 a.m. (Amsterdam time) at the offices of NautaDutilh N.V. at Beethovenstraat 400, 1082 PR Amsterdam, The Netherlands (the “Meeting”). Agenda item 2 (advisory vote): The Company is initiating an annual non-binding “Say-On-Pay” in relation to the compensation of the Company’s executive director and of the other management members of the Group Executive Committee, as disclosed in the report of the Company’s Nomination and Compensation Committee for the financial year 2025, which report is provided separately. Going forward, the Company plans to propose this item as an advisory non-binding voting item annually at future annual general meetings of shareholders. The contents of the report of the Nomination & Compensation Committee for the financial year 2025 will be discussed at this annual general meeting of shareholders. Agenda item 3 (for discussion): The Dutch Civil Code requires that the Board of Directors (“the Board”) prepare a report with respect to, among other things, the business of the Company and the conduct of its affairs during the preceding financial year. In accordance with Dutch law and the articles of association of the Company, a summary of the contents of the report of the Board for the financial year 2025 will be discussed at the annual general meeting of shareholders. Due to the international nature of the Company’s business, the report of the Board for the financial year 2025 has been prepared in the English language, which is permitted under Article 2:391(1) of the Dutch Civil Code, subject to approval by the Company's general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years. Agenda item 4 (voting item): The Dutch Civil Code requires the preparation of the Company's annual accounts, consisting of a balance sheet and a profit and loss account with respect to the preceding financial year, together with the explanatory notes thereto. Under Article 2:406 of the Dutch Civil Code, the annual accounts consist of the annual accounts of the Company on an unconsolidated basis and the consolidated accounts of the Company and its subsidiaries. Due to the international nature of the Company’s business, the annual accounts for the financial year 2025 have been prepared in the English language, which is permitted under Article 2:362 of the Dutch Civil Code, subject to approval by the Company's general meeting of shareholders. Such approval has been obtained for the 2006 financial year and subsequent financial years.

Agenda item 5 (for discussion): During 2024, the Board approved and announced a dividend policy of paying quarterly dividends on its ordinary shares in an aggregate annual amount of approximately $200 million, paid quarterly. Payments of quarterly dividends were initiated thereafter, with shareholders initially receiving $0.25 per share in dividends quarterly. This was increased during 2025 to $0.27 per share per quarter. On February 4, 2026, the Board approved an increase in the quarterly dividend to $0.40 per share. Pursuant to the articles of association of the Company, the decision to reserve profits is at the discretion of the Board. The Board believes that it is in the best interests of the Company to continue with the current policy of paying quarterly dividends in an aggregate annual amount of approximately $200 million to shareholders. The Board continuously assesses the best use of the Company’s capital, including aircraft purchases, acquisitions, deleveraging, and return of capital to the Company's shareholders through share repurchases and/or dividend payments. During the year ended December 31, 2025, the Company repurchased an aggregate of 22.1 million of its ordinary shares under share repurchase programs at an average price of $109.92 per ordinary share. The timing of repurchases and the exact number of shares to be repurchased (if any) will - within the scope of the authorizations granted by the Company's general meeting of shareholders in this respect - be determined by the Board, in its discretion, and will depend upon market conditions and other factors. Agenda item 6 (voting item): It is proposed to release the directors (leden raad van bestuur) from liability (kwijting verlenen aan) with respect to their management during the 2025 financial year. Such release only applies to matters that are disclosed in the Company’s annual accounts or have otherwise been disclosed to the Company's general meeting of shareholders prior to the resolution to release. Agenda item 7 (voting items): Approach to Board Composition and Leadership AerCap believes that its Board is a core competitive strength of the Company, instrumental in delivering long-term shareholder value and creating sustainable benefits for all stakeholders. The Board consistently provides critical oversight and strategic guidance on key decisions, enabling timely and effective responses to opportunities that advance AerCap’s objectives. This agility has been essential to our ability to capitalize on market dynamics and is enabled by our well-balanced Board, which is made up of directors who bring a variety of perspectives and skillsets that support the Company’s strategy. Maintaining a range of tenure amongst directors, particularly directors who provide industry expertise, is important considering AerCap’s long-term business cycle, including the lifecycle of its assets (25 years) and the length of new lease agreements with airlines (typically 12 years). Ensuring the Board has the benefit of experienced directors with deep industry knowledge helps provide continuity, strategic stability, and a focus on sustainable value creation over the full life-cycle of our assets. The Board also believes that it is beneficial for newer members to be supported by directors who have experience navigating the business cycles that impact the aircraft leasing industry generally, and AerCap in particular, and who have a proven track record of delivering long-term growth in shareholder value.

The Board values shareholder feedback and is committed to maintaining robust, ongoing engagement with our investors. Following our 2025 AGM, we reached out to investors which in the aggregate held approximately 58% of outstanding shares and met with 27 shareholders representing approximately 51% of outstanding shares, including our top 10 institutional investors. These engagements focused primarily on corporate governance, Board composition, and executive compensation matters. Investors acknowledged the Company’s strong performance under the Board’s oversight and appreciated the opportunity to discuss the skills and contributions each director brings to the Board. Shareholders also expressed support for the depth and relevance of our directors’ experience, noting that this expertise enhances the Board’s ability to oversee AerCap’s business and long-term strategy. In addition, investors recognized the importance of balancing Board refreshment with continuity and acknowledged the Board’s continued majority independence, including on key committees such as the Nominating and Compensation Committee, as well as the full independence of the Audit Committee. Our Board’s oversight is further strengthened by our directors’ strong commitment and the time they dedicate to their roles. When evaluating Board composition, the Board considers each director’s overall capacity and outside commitments, including other public company board service and leadership roles. In 2025, the Board held 10 meetings, and overall director attendance averaged 99%. The Board believes that this level of engagement enhances its ability to oversee strategy and long-term value creation. The Board also regularly evaluates AerCap’s governance structures and processes, including a review of AerCap’s Board leadership framework. In making leadership structure determinations, the Board considers many factors, such as the composition and skills of the Board, the policies and practices in place that promote independent oversight of management, the specific needs of the business, and what is in the best interests of the Company’s shareholders. Following this assessment, the Board has determined that maintaining separate roles for the Chief Executive Officer and non-executive Board Chair continues to be the most effective leadership structure. The Board believes this structure is effective, supports independent oversight, facilitates robust communication between the Board and management and promotes high-quality decision making. The Board’s leadership structure is designed to enhance Board effectiveness and ensure a balanced and appropriate allocation of authority and responsibility between the Board and management. Board Refreshment and Succession Planning The Board is committed to thoughtful refreshment and succession planning to ensure it includes directors with the depth of relevant industry and financial experience necessary to understand the long-term implications of AerCap’s commercial decisions. Many of the Company’s most critical decisions, including aircraft acquisition, lease structuring, maintenance exposure, and residual value risk, unfold over an extended time period, often only becoming fully evident near the end of a 12-year lease term. As a result, the Board places particular importance on maintaining directors who have overseen these full asset and lease cycles. The ongoing evaluation is supported by the Nomination and Compensation Committee, which regularly assesses the Board’s composition and identifies opportunities to expand relevant experiences and perspectives through the addition of directors. As a result of this process, the Board is proposing the first-time appointment of William Douglas (Doug) Parker. Mr. Parker brings over 35 years of leadership in the aviation industry, including as Chief Executive Officer of a global network airline. His background provides the Board with valuable expertise in airline operations, fleet strategy, market behavior and public company governance. His experience leading innovation-driven organizations, navigating complex regulatory environments, and overseeing large capital-intensive aviation operations strengthens the Board's oversight of AerCap's strategy.

With Mr. Parker's appointment, the Board remains deeply focused on preserving strong, long-term industry insight and strategic oversight. This commitment is reinforced by the continued service of Mr. Dacier, Mr. Warden and Ms. VanBelle, each of whom plays a pivotal role in evaluating multi-year commercial decisions and building the Board's overall deep aviation industry expertise. The Board believes that Mr. Parker's appointment will complement the seasoned insight of existing members, ensuring continuity of judgment, and will enable effective transfer of long-cycle strategic experience and further enhance the Board's robust deliberation, constructive dialogue and sound decision-making.

<u>2026 Nominations</u>
The Board is pleased to propose the first-time appointment of Mr. Parker as a non-executive director of the Company. Mr. Parker brings extensive and highly relevant aviation industry experience, along with significant public company CEO leadership, to the Board. The Board is also proposing the reappointment of Ms. Cartwright, Ms. Forst and Mr. Warden as non-executive directors of the Company. Further detail on each nominee is provided below. The Board wishes to acknowledge the significant contributions made by Mr. Branch as a director from his initial appointment in 2018 until his retirement on the date of the 2026 annual general meeting of shareholders. Following these (re)appointments, the average tenure of non-executive directors will be 8.1 years (which, on average, is well within the Board tenure recommendations provided by the Dutch Corporate Governance Code), which aligns with our average remaining contracted lease term of 7.1 years and recognises the length of the lifecycle of our assets (25 years).

If approved, these proposed Board changes will ensure that the Company continues to meet the independence recommendations of the Dutch Corporate Governance Code, in particular Section 5.1.1, which recommends that the majority of the Board be made up of non-executive directors, and Sections 2.1.7 through 2.1.9, which recommend that at least half of the non-executive directors, including the Chairman, be independent (with at most one non-executive director being non-independent for reason of being a significant shareholder or an affiliate of a significant shareholder).

Board Composition


Non-Executive
90%

90% Non-Executive Directors

Average Tenure of Non-Executive Directors


>9 years
22%
<4 years
22%
4-9 years
56%

Average Tenure of Non-Executive Directors of 8.1 Years

Gender Diversity


40%
Female
60%
Male

40% Gender Diversity

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Board Overview

End of Current Term	Name & Principal Occupation	Age	Director Since	Committee Membership					Other Current Public Company Boards
				AC	P&I	T&A	NCC	CS	
2026	Stacey Cartwright *Former CEO and Deputy Chairman, Harvey Nichols Group*	62	2019				X	X*	The Magnum Ice Cream Company; Savills PLC
	Rita Forst *Founder, FORST Automotive Technology Consulting*	70	2019		X			X	Johnson Matthey PLC; Norma Group SE
	Doug Parker *Former Chairman & CEO, American Airlines*	64	2026						Qantas Airways LTD
	Robert (Bob) Warden *Managing Director, Global Co-Head of Private Equity, Fortress Group*	54	2006		X	X	X		
2027	James (Jim) Lawrence *Chairman, Lake Harriet Capital*	73	2017	X*					
	Michael Walsh *Former Senior Aircraft Leasing Industry Executive*	59	2017	X			X		
2029	Paul T. Dacier - Chairman *Chief Administrative Officer, IonQ Inc.*	68	2010			X	X*		Progress Software Corporation
	Victoria Jarman *Former COO of London & Middle East Operations, Lazard*	53	2025						Aston Martin Lagonda Global Holdings; Great Portland Estates PLC
	Jennifer VanBelle *Former Group Treasurer, GE*	58	2021	X			X		Loews Corp
2030	Aengus Kelly *CEO, AerCap*	53	2011		X	X			

*Key: AC=Audit Committee; P&I=Group Portfolio and Investment Committee; T&A=Group Treasury and Accounting Committee; NCC=Nomination and Compensation Committee; CS=Corporate Sustainability Committee; *=Chair*

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Skills Categories

End of Term	2026				2027		2029			2030
	Cartwright	Forst	Parker	Warden	Lawrence	Walsh	Dacier	Jarman	Van Belle	Kelly
Aircraft Leasing Expertise			X	X		X	X		X	X
Airline Industry / Aviation Expertise			X		X				X	X
Technical / Manufacturing / Supplier		X				X			X	
Strategy / Mergers and Acquisitions	X	X	X	X	X	X	X	X	X	X
Capital Allocation	X		X	X	X		X		X	X
Financial Services / Accounting	X		X		X			X	X	X
Governance / Legal / Corporate & Government Affairs	X	X			X	X	X			
Risk Management / Information Technology			X	X	X	X	X		X	X
Outside Public Company Board Experience	X	X	X		X		X	X	X	
Public Company Executive	X		X		X		X		X	X
Nationality										

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Skill	Description	Relevance to AerCap
Aircraft Leasing Expertise	Specialized expertise in the niche aircraft leasing industry, including lease structuring, asset valuation, portfolio and residual value risk management, and full-lifecycle aircraft asset management	Fundamental to governing AerCap's core business by enabling informed oversight of capital allocation, risk management, and long-term asset value through industry cycles
Airline Industry / Aviation Expertise	Understanding of airline business models, fleet planning, customer demand and financial decision-making, including how airlines evaluate capacity, fleet, and capital commitments across market cycles	Enhances Board oversight of customer strategy and demand trends by grounding AerCap's decisions in a clear understanding of airline priorities, future portfolio fleet / demand, operational constraints, credit risk factors, and behavior across regions and economic conditions
Technical / Manufacturing / Supplier	Experience overseeing manufacturing and technical matters, including meaningful engagement with OEMs on aircraft programs, delivery schedules, technical performance, and in-service reliability	Enables effective oversight of fleet quality, OEM production factors, OEM execution risk, and technology evolution by informing decisions that affect aircraft selection, delivery timing, and long-term asset value
Strategy / Mergers & Acquisitions	First-hand experience guiding corporate strategy including mergers and acquisitions	Serves a critical role in identifying and executing transformative acquisition and merger opportunities that enhance AerCap's strategic positioning and scale
Capital Allocation	Ability to evaluate investment priorities and optimize capital deployment	Aligns with AerCap's disciplined approach to fleet investment, M&A considerations, and shareholder returns over a 25-year asset lifecycle
Financial Services / Accounting	Expertise in banking, capital markets, structured finance, and accounting principles, including financial reporting and controls	Supports AerCap's ability to access global funding markets, structure complex leasing transactions, and maintain rigorous financial reporting and compliance across its large-scale asset portfolio
Governance / Legal / Corporate & Government Affairs	First-hand experience as a corporate governance, legal, government affairs and/or regulatory leader	Ensures an appropriate oversight and risk lens around AerCap's complex aviation regulations and best practices in multiple jurisdictions
Risk Management / Information Technology	First-hand experience overseeing information technology systems, cybersecurity, and/or digital transformation, combined with the capability to identify and manage financial, operational, and strategic risks across global business operations	Ensures oversight of AerCap's risk exposure, including those related to assets, credit risk, financial risks, operational risks, compliance risks, portfolio risks, financing considerations, and geopolitical factors relevant to the aircraft leasing industry

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Outside Public Company Board Experience Prior service on corporate boards ensures familiarity with governance frameworks and fiduciary responsibilities Supports strong, holistic oversight of AerCap’s strategy and operations, leveraging governance best practices and in alignment with appropriate governance standards Public Company Executive Experience leading a public company and managing complex operations while navigating investor, regulatory and broader stakeholder expectations Provides oversight and guidance to management in navigating the complexities, expectations, and dynamics unique to operating as a global publicly traded company. Our Directors As our Board Skills Matrix illustrates, our directors have a variety of skills and experiences that help the Company execute its strategy. Detailed biographical information for each director follows. We have included career highlights, other public directorships and select professional contributions along with the key qualifications, experience, skills and expertise that we believe each director brings to our Board.

Directors with Terms Ending in 2026 Stacey Cartwright – Agenda Item 7a (voting item) Non-Executive Director As indicated above, consistent with the Company's rotation schedule for the Board, it is proposed that Ms. Stacey Cartwright be re-appointed as a non-executive director of the Company with immediate effect for a period of three years. Her renewed term of appointment will end at the close of the 2029 annual general meeting of shareholders. Age: 62 Director Since: 2019 Committees: Nomination and Compensation; Corporate Sustainability (Chair) Key Skills and Experience: Capital Allocation; Financial Services / Accounting; Governance / Legal; Outside Public Company Board Experience; Public Company Executive; Strategy / Mergers & Acquisitions Experience and Qualifications - Former Chief Executive Officer and Deputy Chairman of Harvey Nichols Group, a premier British department store offering high-end fashion, beauty, and lifestyle retailing - Former Executive Vice President and Chief Financial Officer at Burberry Group, a leading international luxury brand specializing in high-end outerwear, fashion, and accessories - Former Chief Financial Officer at Egg PLC, a leading UK online banking and financial services provider specializing in digital banking, credit cards, and savings products - Served on the Boards of GlaxoSmithKline PLC and Genpact - Previously served in various finance roles at Granada Group PLC, a leading UK media and hospitality company with operations in broadcasting, production, and leisure services - Chartered Accountant with Price Waterhouse Other Public Company Directorships - The Magnum Ice Cream Company (Senior Independent Director & Vice Chair) - Savills PLC (Chair) Education - Received a BSc from the London School of Economics Key Experiences Relevant to Board Service - Deep financial leadership and capital discipline developed through decades as a Chartered Accountant and former Chief Financial Officer roles, providing strong oversight of capital allocation, financial reporting, and accounting for complex, multi-jurisdictional businesses - Extensive senior executive leadership experience, having served as Chief Executive

Officer and Chief Financial Officer for a variety of business sectors and economic cycles, bringing a proven operator's perspective on strategic decision-making, scaling global businesses, and driving disciplined execution
- Significant governance and board leadership capabilities through chair and non-executive roles on multiple global public and private company boards

Rita Forst – Agenda item 7b (voting item)



Non-Executive Director

As indicated above, consistent with the Company's rotation schedule for the Board, it is proposed that Ms. Rita Forst be re-appointed as a non-executive director of the Company with immediate effect for a period of three years. Her renewed term of appointment will end at the close of the 2029 annual general meeting of shareholders.

Age: 70
Director Since: 2019
Committees: Group Portfolio and Investment; Corporate Responsibility
Key Skills and Experience: Governance / Legal; Outside Public Company Board Experience; Technical / Manufacturing

Experience and Qualifications
- Currently serves as an independent business consultant specializing in powertrain and vehicle technology
- Spent more than 35 years at the Opel European division of General Motors in senior engineering and management roles, and a member of the management board responsible for the development of new generations of engines and car models for Opel and General Motors
- Served on the Boards of Westport Fuel Systems and ElringKlinger AG

Other Public Company Directorships
- Johnson Matthey Plc
- Norma Group SE

Education
- Received a BS from the Kettering University and Darmstadt University of Applied Technology

Key Experiences Relevant to Board Service
- Robust technical/manufacturing and engineering leadership, including direct experience developing new engine generations and automotive platforms, strengthening the Board's oversight of AerCap's fleet technologies
- Deep OEM and industrial oversight perspectives informed by responsibility for engine and vehicle technology programs, relevant to AerCap's technology evolution
- Strong board-level governance and controls experience through service on multiple global public company boards

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Robert (Bob) Warden – Agenda Item 7c (voting item)



Non-Executive Director

As indicated above, consistent with the Company's rotation schedule for the Board, it is proposed that Mr. Robert Warden be re-appointed as a non-executive director of the Company with immediate effect for a period of four years. His renewed term of appointment will end at the close of the 2030 annual general meeting of shareholders.

Age: 53
Director Since: 2006
Committees: Group Portfolio and Investment; Group Treasury and Accounting; Nomination and Compensation
Key Skills and Experience: Airline Industry / Aviation Expertise; Capital Allocation; Financial Services / Accounting; Strategy / Mergers & Acquisitions

Experience and Qualifications

- Currently serves as Managing Director and Global Co-Head of Private Equity at Fortress Investment Group, a leading global investment manager specializing in alternative asset strategies
- Former Global Head of Private Equity at Cerberus Capital Management, a global alternative investment firm
- Spent over 30 years in the private equity industry, including at Pamplona Capital Management, J.H. Whitney, Cornerstone Equity Investors, and Donaldson, Lufkin & Jenrette
- Served on the Boards of GeoEye Inc. and BlueLinx Holdings

Other Public Company Directorships

- None

Education

- Received an A.B. from Brown University

Key Experiences Relevant to Board Service

- Proven track record as a long-serving AerCap director and member of the Group Portfolio and Investment and Group Treasury and Accounting Committees, providing strong private equity leadership and supporting disciplined capital allocation
- Strong transaction and strategic oversight skillsets through prior senior roles across major investment platforms to support the Board's oversight of AerCap's capital allocation and portfolio optimization
- Provides governance continuity and market discipline informed by decades of investment decision-making and private board service

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William Douglas (Doug) Parker – Agenda Item 7d (voting item)



Non-Executive Director

As indicated above, it is proposed that Mr. William Douglas Parker be appointed as a non-executive director of the Company with immediate effect for a period of four years. His term of appointment will end at the close of the 2030 annual general meeting of shareholders.

Age: 64
Director Since: 2026
Key Skills and Experience: Airline Industry / Aviation Expertise; Aircraft Leasing Expertise; Capital Allocation; Financial Services / Accounting; Governance / Legal; Risk Management / Information Technology; Outside Public Company Board Experience; Public Company Executive; Strategy / Mergers & Acquisitions

Experience and Qualifications

- Former Chairman & Chief Executive Officer of American Airlines, following the merger of American and US Airways
- Former Chairman & Chief Executive Officer of US Airways and America West Airlines; previously served as Chief Financial Officer at America West Airlines
- Former Vice President, Assistant Treasurer and Vice President of Financial Planning and Analysis at Northwest Airlines
- Served on the Boards of Pinnacle West Capital and Clear Channel Outdoor Holdings
- Currently serves on the Vanderbilt University Board of Trust and the Medal of Honour Museum Foundation Board of Directors

Other Public Company Directorships

- Qantas Airways LTD

Education

- Received a BA from Albion College and an MBA from Vanderbilt University

Key Experiences Relevant to Board Service

- Over 35 years of aviation industry and customer insight, including as Chief Executive Officer of a global network airline, bringing a strong understanding of airline operations, fleet strategy, and market behavior to support AerCap's customer-focused strategy
- Significant leadership experience through industry restructuring and consolidation, providing insight into managing financial stress, capacity decisions, and long-term planning to inform AerCap's assessment of customer risk and long-term demand
- Proven oversight of large, capital-intensive aviation operations, contributing an operator's perspective on balancing fleet investment, cost discipline and operation priorities in a highly cyclical environment

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Directors with Terms Ending in 2027 James (Jim) Lawrence Non-Executive Director Age: 73 Director Since: 2017 Committees: Audit (Chair) Key Skills and Experience: Airline Industry / Aviation Expertise; Capital Allocation; Financial Services / Accounting; Governance / Legal; Risk Management / Information Technology; Outside Public Company Board Experience; Public Company Executive; Strategy / Mergers & Acquisitions Experience and Qualifications - Currently serves as the Chairman of Lake Harriet Capital, a private investment firm - Served in various senior leadership roles at Rothschild, including Chairman of Rothschild North America, Chief Executive Officer of Rothschild North America and Global Co-Head of Investment Banking - Former Chief Financial Officer roles at Unilever, General Mills and Northwest Airlines - Previously served in leadership roles across Pepsi-Cola Asia, Middle East and Africa - Cofounded The LEK Partnership, a corporate strategy and M&A advisory firm - Former Partner at Bain and Company - Served on the Boards of 18 public companies, several private companies and non-profits Other Public Company Directorships - None Education - Received a B.A. from Yale University and an MBA from Harvard Business School Key Experiences Relevant to Board Service - Deep strategy and M&A experience through senior leadership roles, enhancing the Board’s ability to evaluate strategic alternatives, competitive positioning, and value-creation opportunities - Direct airline industry experience, including as Chief Financial Officer and non-executive director in commercial aviation, bringing insight into airline customer economics and cycle dynamics - Extensive capital markets and finance experience gained through leadership roles in investment banking, strategic advisory, and Chief Financial Officer roles

Michael Walsh Non-Executive Director Age: 59 Director Since: 2017 Committees: Audit; Nomination and Compensation Key Skills and Experience: Aircraft Leasing Expertise; Governance / Legal / Corporate & Government Affairs; Technical / Manufacturing Experience and Qualifications - Currently serves as Chair of Shannon Foynes Port Company, one of Ireland’s largest port operators - Serves as Non-Executive Director of Uisce Éireann, the Irish government owned national water utility, and of Limerick Civic Trust, a charitable organization - Held General Counsel roles at GPA Group, a leading aircraft leasing and financing business, and at debis AirFinance following GPA’s acquisition - Former Chief Legal Officer of Bord Gáis Éireann, Ireland’s national gas utility - Previously served as a Non-Executive Director and Chair across multiple international private companies engaged in aircraft and train financing and leasing - Former diplomat in the Irish Diplomatic Service Other Public Company Directorships - None Education - Law graduate of University College Cork, Ireland, Barrister Key Experiences Relevant to Board Service - Over 30 years of legal and industry expertise in aircraft leasing and financing, developed through leadership roles as a non-executive director, senior executive, and commercial lawyer - Extensive leadership, legal, and corporate governance expertise, strengthened by decades of senior-level responsibility for complex legal, compliance, and human capital matters, enhancing the Board’s oversight of risk management, organizational leadership, and long-term strategic execution - Contributes deep, specialized leasing industry knowledge to complement airline and technical/OEM perspectives on the Board

Directors with Terms Ending in 2029 Paul T. Dacier Non-Executive Chairman Age: 68 Director Since: 2010; Chairman since 2020 Committees: Group Treasury and Accounting; Nomination and Compensation Key Skills and Experience: Airline Industry / Aviation Expertise; Aircraft Leasing Expertise; Governance / Legal; Risk Management / Information Technology; Outside Public Company Board Experience; Public Company Executive; Strategy / Mergers & Acquisitions Experience and Qualifications - Chief Legal Officer and Corporate Secretary at IonQ, a leader in quantum computing and networking - Former Partner at Quinn Emanuel Urquhart & Sullivan, a leading law firm devoted to business litigation and arbitration - Previously served as Executive Vice President and General Counsel of Indigo Agriculture, a privately held technology company - Previously served as the General Counsel of EMC Corp., responsible for EMC's worldwide legal affairs and also oversaw the company’s internal audit, real estate and facilities organizations, sustainability, aviation and government affairs departments - Previously served as an attorney with Apollo Computer Inc., a computer workstation company Other Public Company Directorships - Progress Software Corporation Education - Received a B.A. and J.D. from Marquette University Key Experiences Relevant to Board Service - Over a decade of experience on aircraft leasing boards, providing deep insight into industry cycles and governance for long-term asset strategies - Extensive legal and governance expertise, advising on complex global transactions and compliance - Strong technology and data-driven business background, supporting oversight of AerCap’s digital transformation and risk management - Extensive experience advising on complex global transactions, including through AerCap’s major acquisitions of ILFC and GECAS, bringing strong oversight of capital allocation strategy and strategic growth initiatives

Victoria Jarman Non-Executive Director Age: 53 Director Since: 2025 Committees: Audit Key Skills and Experience: Financial Services / Accounting; Outside Public Company Board Experience; Strategy / Mergers & Acquisitions Experience and Qualifications - Former Chief Operating Officer for London and Middle East operations at Lazard; previously served over 10 years on the Investment Banking team at Lazard - Served on the Boards of Equiniti Group plc, Hays plc and De La Rue plc, Melrose plc, Entain, and Signature Aviation - Began career as a qualified Chartered Accountant at KPMG Other Public Company Directorships - Aston Martin Lagonda Global Holdings PLC - Great Portland Estates PLC Education - Received a BEng (Hons) from the University of Leicester Key Experiences Relevant to Board Service - Deep financial and commercial experience, along with strong international perspective, gained through her Chief Operating Officer role, providing insight into managing complex global operations - Significant public company board and committee experience, highlighted by leadership roles on audit and risk committees, bringing disciplined oversight of financial reporting and risk governance - Experience in transaction execution and corporate governance shaped by investment banking and senior oversight roles, supporting the Board’s oversight of strategic initiatives

Jennifer VanBelle Non-Executive Director Age: 57 Director Since: 2021 Committees: Audit; Nomination and Compensation Key Skills and Experience: Airline Industry / Aviation Expertise; Capital Allocation; Financial Services / Accounting; Governance / Legal; Risk Management / Information Technology; Outside Public Company Board Experience; Strategy / Mergers & Acquisitions; Technical / Manufacturing Experience and Qualifications - Spent over 25 years at General Electric (GE), serving as Senior Vice President and Treasurer before assuming the role of Chief Executive Officer of GE Capital - Previously held various leadership roles within GE across capital markets, risk management, treasury, and finance - Held various roles at several international investment banks, including Chemical Bank and ING Other Public Company Directorships - Loews Corporation Education - Received a B.A. from Bates College and an MSc in Finance from London Business School Key Experiences Relevant to Board Service - Extensive leadership experience in large, complex financial organizations, including service as Chief Executive Officer, providing perspective on overseeing global lending, financing, and asset management operations - Proven track record of guiding large-scale strategic transformations, demonstrated by leading GE’s Separation Management Office and overseeing the creation of three independent, publicly listed, industry-leading global companies - Strong financial acumen shaped by more than two decades in senior finance and treasury roles, supporting disciplined Board oversight of capital allocation and financial risk management

Director with Term Ending in 2030
Aengus Kelly



Chief Executive Officer & Executive Director
Age: 52
Director Since: 2011
Committees: Group Portfolio and Investment; Group Treasury and Accounting
Key Skills and Experience: Airline Industry / Aviation Expertise; Aircraft Leasing / Asset Management Expertise; Capital Allocation; Financial Services / Accounting; Risk Management / Information Technology; Strategy / Mergers & Acquisitions

Experience and Qualifications
- Previously served as Chief Executive Officer of AerCap's US operations, and prior to that, as the Company's Group Treasurer
- Previously spent significant time in the aviation leasing and financing business at Guinness Peat Aviation and its subsequent successors, AerFi and debis AirFinance
- Began career as a qualified Chartered Accountant at KPMG

Other Public Company Directorships
- None

Education
- Received a BA and an MA from University College, Dublin

Key Experiences Relevant to Board Service
- More than 25 years of aviation leasing and financing experience, contributing to AerCap's transformation into the global industry leader, as reflected in strong long-term stock price performance during his tenure as Chief Executive Officer
- Significant capital allocation and M&A experience, having led AerCap through transformative acquisitions that expanded the Company's scale, capabilities, and competitive positioning
- Broad international perspective, developed through leading AerCap's operations across multiple geographies and expanding businesses globally, enhancing the Board's oversight of regional market dynamics and growth opportunities

Agenda item 8 (voting item):

A person appointed in accordance with article 16, paragraph 8 of the Company's articles of association shall be temporarily responsible for the management of the Company in case all directors are absent or prevented from acting.

It is proposed to appoint Mr. Peter L. Juhas as the person referred to in article 16, paragraph 8 of the Company's articles of association. Mr. Juhas was appointed Chief Financial Officer of the Company in 2017, following his appointment as Deputy Chief Financial Officer of the Company in 2015. Prior to joining the Company, Mr. Juhas was the global head of strategic planning at AIG, where he led the sale of ILFC to the Company in 2014. Prior to joining AIG, Mr.

AGM 2026 – Explanation to the Agenda 18

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Juhas was a Managing Director at Morgan Stanley, where he led the Company’s initial public offering in 2006. Prior to joining Morgan Stanley, Mr. Juhas was an attorney in the Mergers and Acquisitions group at Sullivan & Cromwell LLP, the New York law firm. Mr. Juhas received his A.B. from Harvard College and his J.D. from Harvard Law School. Agenda item 9 (voting item): The registered accountant examines the annual accounts of the Company. Article 2:393 of the Dutch Civil Code stipulates that the general meeting of shareholders is authorized to appoint the registered accountant for the audit of the Company's annual accounts. It is proposed to appoint KPMG Accountants N.V. for the audit of the Company's annual accounts, annual report and sustainability reporting for the financial year 2026. The Board believes that, in view of their continued focus on engagement performance and quality, renewal of the appointment of KPMG Accountants N.V. would best serve the Company and its shareholders. Agenda item 10: Under Dutch law and article 4, paragraph 1 of the Company's articles of association, the Company's general meeting of shareholders may designate the Board as the corporate body authorized to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company. On such designation, the number of shares that may be issued must be specified. Under Dutch law and article 5, paragraph 3 of the Company's articles of association, the Company's general meeting of shareholders may designate the Board as the corporate body authorized to resolve to limit or exclude pre-emptive rights. Both designations shall only be valid for a specified period of not more than five (5) years and may from time to time be extended for a period of not more than five (5) years. In Dutch corporate practice, a period of eighteen (18) months is customary. The general meeting of shareholders has most recently made the abovementioned designations, each for a period of eighteen (18) months, at the 2025 annual general meeting of shareholders ("2025 AGM"). Agenda item 10a (voting item): It is proposed to authorize the Board and for that purpose, designate the Board as the authorized corporate body, to resolve upon the issuance of shares in the capital of the Company and to determine the price and further terms and conditions of such issuance, and the granting of rights to subscribe for shares in the capital of the Company, for a period of eighteen (18) months from the date of this annual general meeting of shareholders, and provided that the aggregate number of shares that may be issued and rights that may be granted pursuant to this authorization shall not exceed 10% of the issued share capital at the date of such authorization (April 15, 2026). The Board may use the authorization pursuant to this agenda item 10a for any purpose as it deems fit. Agenda item 10b (voting item): It is furthermore proposed to authorize the Board and for that purpose, designate the Board as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares to be resolved upon by the Board pursuant to agenda item 10a, for a period of eighteen (18) months from the date of this annual general meeting of shareholders.

A resolution of the Company's general meeting of shareholders to designate the Board as the authorized corporate body, to resolve to limit or exclude pre-emptive rights in respect of any issue of shares or granting of rights to subscribe for shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders. Agenda item 11: Under article 6, paragraph 1 of the Company's articles of association and in accordance with Dutch law, the Company may, subject to certain Dutch statutory provisions, acquire and hold up to half of the Company's issued share capital. Any such acquisitions are subject to the authorization of the general meeting of shareholders, which authorization shall be valid for no more than eighteen (18) months. The general meeting of shareholders has most recently granted the abovementioned authorization at the 2025 AGM. Agenda item 11a (voting item): It is proposed to authorize the Board for a period of eighteen (18) months from the date of this annual general meeting of shareholders to acquire the Company’s own shares up to 10% of the issued share capital at the date of such authorization (April 15, 2026), whether through purchases on the New York Stock Exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above: (1) the closing price of the Company's shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board, (x) the acquisition of such shares ("Acquisition") is effected or (y) the binding commitments (through contract, tender offer or otherwise) with respect to an Acquisition ("Binding Commitments") are entered into, in each case outside opening hours of the New York Stock Exchange; or (2) the price of the Company's shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or (3) in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board, of the Company's shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement; provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10%. Agenda item 11b (voting item): It is proposed to further authorize the Board for a period of eighteen (18) months from the date of this annual general meeting of shareholders, to acquire the Company’s own shares up to an additional 10% of the issued share capital at the date of such authorization (April 15, 2026), whether through purchases on the New York Stock Exchange or by any other means, for a price per share that is between an amount equal to zero and an amount which is not higher than 10% above: (1) the closing price of the Company's shares quoted on the New York Stock Exchange on the last trading day prior to the day that, at the discretion of the Board, (x) the

Acquisition is effected or (y) the Binding Commitments are entered into, in each case outside opening hours of the New York Stock Exchange; or (2) the price of the Company's shares quoted on the New York Stock Exchange or, should such quotation not exist, the last previous quotation on the New York Stock Exchange, at the time that, at the discretion of the Board, (x) the Acquisition is effected or (y) the Binding Commitments are entered into, in each case during opening hours of the New York Stock Exchange; or (3) in the case of an accelerated repurchase arrangement or similar program, the volume weighted average price, or such other average price as determined by the Board, of the Company's shares quoted on the New York Stock Exchange over the term of the arrangement, as such average price may be adjusted as a result of market disruptions or similar factors in accordance with the terms of such arrangement; provided that the number of shares which the Company may at any time hold in its own capital will not exceed 10% (and that the authorization pursuant to this agenda item 11b shall thus be conditional upon cancellation of shares pursuant to agenda item 13). If approved, the authorizations proposed under agenda items 11a and 11b will together allow the Company to acquire up to a maximum of 20% of its issued share capital, if applicable subject to cancellation of shares in accordance with agenda item 13. The Company may repurchase and acquire such shares at any time during the period of eighteen (18) months, starting from April 15, 2026. Repurchased shares may be cancelled with regularity, provided that the general meeting of shareholders adopts the proposal under agenda item 13. Agenda item 12 (voting item): Executive Summary As provided for in the remuneration policy, the Board, the directors, officers and all employees of the Company currently participate in the Company’s 2012 and 2014 equity incentive plan (the latter as last approved by the Company’s general meeting of shareholders on May 12, 2021) (the “Plans”). At this annual meeting of shareholders, shareholders will be asked to approve an extension to Plans as outlined below. The extensions to the Plans were approved, subject to shareholder approval, by our Board on February 25, 2026. • The Board proposes to increase the number of ordinary shares in the Company’s capital available for issuance (the “Equity Pool”) under the Plans as part of our standard renewal process. Accordingly, the Board proposes an Equity Pool increase of 3,500,000 additional ordinary shares in the Company's capital to each of the Plans (the "Equity Pool Increase"). This proposed request is expected to sustain our standard compensation program and includes equity already approved by shareholders and granted to our CEO, as well as a reasonable reserve to address potential unforeseen events, such as acquisitions, significant stock price volatility, or substantial shifts in headcount. A separate proposal may be submitted in the future should additional equity be required for purposes outside the standard program, including potential leadership-related grants. The proposed increase is consistent with the previous equity request approved by shareholders at the Company’s general meeting of shareholders on May 12, 2021 • Equity-based awards remain central to aligning executive compensation with shareholder interests. The Plans continue to be a critical component of AerCap’s pay-for-performance philosophy and support our ability to attract, retain, and motivate a team of highly talented individuals • The Nomination and Compensation Committee oversees the design and administration of our compensation program, including the intentional granting of shares under the Plans. In exercising this oversight, the Committee considers the

Company’s overall strategy, human capital priorities, and capital allocation objectives to support all employees and generate long-term shareholder returns Approach to Equity Compensation Our broad-based equity program is critical to employee motivation and retention • The ability to grant equity awards under the Plans is essential for attracting, retaining, and rewarding all of our employees who are critical to driving our long-term success, particularly in an increasingly competitive talent market • Equity incentives are a significant component of our compensation for GEC members and our broader employee population. In 2025, all employees1 globally received stock-based awards, reinforcing performance, ownership mindset, and alignment with shareholder interests • The Nomination and Compensation Committee believes that these awards strengthen exceptional long-term performance, help reduce turnover, promote leadership continuity, increase employee satisfaction and align employee interests with those of our shareholders The Plans support our pay-for-performance philosophy • Equity awards, whose realized value is tied to our stock price performance, and (where applicable) achievement of performance goals, create a direct link between employee pay outcomes and Company results • Equity compensation motivates employees to act as long-term owners of the Company, creating strong alignment between employees and shareholders and reinforcing incentives to drive sustained growth and long-term value creation • Requiring continued service and achievement of performance-based metrics encourages long-term decision-making and accountability for delivering strong results The Plans support prudent governance and compensation practices and are aligned with market expectations • The Board regularly reviews the Plans to ensure that equity usage is appropriately retentive in nature and aligned with shareholder interests. For further information on the Board’s philosophy and approach to equity incentives, please refer to the Nomination and Compensation Committee letter in the accompanying Say on Pay report • We manage long-term shareholder dilution by carefully controlling equity grant levels and regularly evaluating the equity practices of companies with which we compete for talent • The Plans incorporate strong governance features, including clawback provisions, no evergreen provision, extended holding periods for our GECs, and oversight by the independent Nomination and Compensation Committee In accordance with Article 2:135(5) of the Dutch Civil Code and article 15.8 of the Company's articles of association, the Equity Pool Increase is now proposed to the Company's general meeting of shareholders for approval. Agenda item 13 (voting item): It is proposed by the Board to reduce the Company's issued share capital through the cancellation of shares that may be acquired by the Company during the period of eighteen (18) months from the date of this annual general meeting of shareholders, pursuant to the authorizations to repurchase shares, as outlined under agenda item 11, or otherwise (for example through a legal merger or for no consideration). 1 Represents all employees with the exception of recent hires who have not yet satisfied eligibility requirements.

 Pursuant to article 7 of the Company's articles of association, the general meeting of shareholders may resolve to reduce the issued share capital of the Company by cancelling shares, provided that the amount of the issued share capital does not fall below the minimum share capital as required by law. The number of shares to be cancelled following this resolution will be determined by the Board or the Company's Chief Executive Officer. The cancellation may be executed in one or more tranches. The capital reduction will enable the Company to further improve its equity structure and shall take place with due observance of the applicable provisions of Dutch law and the Company's articles of association. A resolution of the general meeting of shareholders to cancel the Company’s shares, as described above, shall require a two-thirds majority vote if less than half of the issued share capital is present or represented at the general meeting of shareholders. The Board February 25, 2026